SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 February 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Total Voting Rights
Enclosure 6	Transaction in Own Shares
Enclosure 7	Transaction in Own Shares
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure 11	Transaction in Own Shares
Enclosure 12	Total Voting Rights
Enclosure 13	Transaction in Own Shares

Enclosure 1

Tuesday 06 December 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 53,638 ordinary shares at a minimum price of  61 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 376,831,940 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,774,395,089.

The above figure (7,774,395,089) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 13 December 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 106,787 ordinary shares at a minimum price of  61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 376,725,153 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,774,501,876.

The above figure (7,774,501,876) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 20 December 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 65,401 ordinary shares at a minimum price of  61 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 376,659,752 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,774,567,277.

The above figure (7,774,567,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Wednesday 28 December 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 168,031 ordinary shares at a minimum price of  61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 376,491,721 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,774,735,308

The above figure (7,774,735,308) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Friday 30 December 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 December 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 376,491,721 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,774,735,308

The above figure (7,774,735,308) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 6

Tuesday 03 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 936,868 ordinary shares at a minimum price of  61 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 375,554,853 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,775,672,176.

The above figure (7,775,672,176) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Tuesday 10 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 73,442 ordinary shares at a minimum price of  61 pence per share and a maximum price of 208 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 375,481,411 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,775,745,618.

The above figure (7,775,745,618) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 17 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 296,321 ordinary shares at a minimum price of  61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 375,185,090 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,041,939.

The above figure (7,776,041,939) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 24 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 269,477 ordinary shares at a minimum price of  61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,915,613 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,311,416.

The above figure (7,776,311,416) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

Wednesday 25 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 4,000 ordinary shares at a price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,911,613 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,315,416.

The above figure (7,776,315,416) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

Tuesday 31 January 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 373,353 ordinary shares at a minimum price of  61 pence per share and a maximum price of 185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,538,260 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,688,769.

The above figure (7,776,688,769) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 12

Tuesday 31 January 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 January 2012, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 374,538,260 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,776,688,769

The above figure (7,776,688,769) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 13

Wednesday 1 February 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 21,266 ordinary shares at a minimum price of 192 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 374,516,994 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,776,710,035.

The above figure (7,776,710,035) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  06 February 2012